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                             CIRCE BIOMEDICAL, INC.
                              One Ledgemont Center
                                128 Spring Street
                         Lexington, Massachusetts 02173


VIA EDGAR

Securities and Exchange Commission                            November 25, 1997
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:        Joseph K. Pascale, Esq.
                  Mail Stop 7-6

         Re: Circe Biomedical, Inc.- Registration Statement on Form S-1 (Registration No. 333-29751)

Dear Mr. Pascale:

         Pursuant to Rule 477 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the "Act"), Circe Biomedical, Inc. (the "Company") hereby respectfully requests the withdrawal of the above-referenced registration statement. The Company requests such withdrawal because it believes that conditions are not favorable to going forward at this time.

         Any questions should be addressed to Lewis J. Geffen, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone (617) 542-6000.

         Thank you.


                                               CIRCE BIOMEDICAL, INC.

                                               By: /s/ LASZLO J. EGER
                                                   -----------------------------
                                                   Laszlo J. Eger
                                                   President and Chief Executive
                                                   Officer




cc:      Robert B. Lamm, Esq.
         Joseph Mullaney, Esq.
         Lewis J. Geffen, Esq.